SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*


                               Computer Power Inc.

                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)

                                    205272107

                                 (CUSIP Number)
                             Joseph J. Tomasek, Esq.
             75-77 North Bridge Street, Somerville, New Jersey 08876
                                 (908) 429-0030

      (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                January 27, 1999

             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No  205272107

   1) Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons (entities only) Public Access Lighting, L.L.C.
                                     EIN:  36-4250357

   2)       Check the Appropriate Box if a Member of a Group (See Instructions)
            (a) X
            (b)

   3)       SEC Use Only

   4)       Source of Funds (See Instructions) WC

   5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
            NO

   6)       Citizenship or Place of Organization
                            State of Illinois, U.S.A.

 Number of                 (7) Sole Voting Power           0
Shares Bene-
 ficially                  (8) Shared Voting Power       490,000
 Owned by
Each Report-               (9) Sole Dispositive Power      0
 ing Person
   With                    (10) Shared Dispositive Power  490,000

         11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                          490,000

         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

         13)      Percent of Class Represented by Amount in Row (11)
                                       18.8

         14)      Type of Reporting Person (See Instructions)

                                       CO

                               COMPUTER POWER INC.
                             (CUSIP NO. 205272107 )

                                  SCHEDULE 13D


Item 1.           Security and Issuer.

                  This statement relates to the shares of common stock, $.01 par value, per share (the "Common Stock"), of Computer Power Inc. (the "Company"). The principal executive offices of the Company are located at 124 West Main Street, High Bridge, New Jersey 08829.

Item 2.           Identity and Background.

                  This statement is filed on behalf of Public Access Lighting, L.L.C. (the "Purchaser"), a limited liability company formed under the laws of the State of Illinois, having its principal executive offices located at 13603 South Halsted Street, Riverdale, Illinois 60627. The Purchaser owns and operates several companies engaged in the development, manufacture and marketing of institutional and retail lighting products. The Purchaser's majority and principal stockholder is Ark Direct Capital Fund, L.P., a limited partnership organized under the laws of the State of Delaware, having its principal executive offices located at 150 North Wacker Drive, Suite 2650, Chicago, Illinois 60606 ("Ark"). Purchaser and Ark, because of their shared beneficial ownership and shared dispositive powers with respect to the subject Company Common Shares are deemed a group for purposes of this acquisition. Ark shall file its separate Schedule 13D reporting its interests in the subject Company Common Shares.

                  During  the  last  five  years,  the  Purchaser  has not  been
                  convicted  in  a  criminal   proceeding   (excluding   traffic
                  violations or similar misdemeanors).

                  During the last five years, the Purchaser has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  The Purchaser is a limited liability company organized under the laws of the State of Illinois.

Item 3.           Source and Amount of Funds or Other Consideration.

                  The Purchaser acquired 490,000 Company Common Shares from Mantilla, Ltd., a corporation controlled by Lindsay Gillette, a former principal stockholder and director of the Company, as well as the following enumerated equity and debt interests of the Company, held directly by Lindsay Gillette or Southerntech, Inc., another corporation controlled by Lindsay Gillette, for an aggregate purchase price of $195,000:

          1. Company stock subscription warrant, dated April 13, 1998 to purchase up to 100,000 shares of the Common Stock of Company.


          2. Company Note, dated June 28, 1996 in the principal amount of $415,000, payable to Southerntech, Inc.

          3. Company Note, dated February 14, 1997 in the principal amount of $250,000, payable to Southerntech, Inc.

          4. Company Note, dated June 28, 1996 in the principal amount of $150,000, payable to Southerntech, Inc.

          5. Company stock subscription warrant for 150,000 shares dated June 28, 1996 issued to Southerntech, Inc.

          6. Company stock subscription warrant for 714,286 shares dated February 1, 1998 issued to Southerntech, Inc.

          7. Company stock subscription warrant for 37,828 shares dated April 13, 1998 issued to Southerntech, Inc.

               The Purchaser utilized funds from its own working capital to acquire all of the above identified equity and debt interests of the Company.

Item 4.           Purpose of Transaction.

                  The Purchaser, together with its principal and majority shareholder, Ark, acquired the Common Shares of the Company to provide it with a significant equity investment in the Company and with the intent of acquiring control of the Company. In conjunction with its purchase of the Company Common Shares from Mantilla, Ltd., a corporation controlled by Lindsay Gillette, Susan M. Larson, President of the Purchaser, was appointed to the Company's Board of Directors, and Ms. Larson currently is one of the three current members of the Company's Board of Directors. Immediately following the appointment of Ms. Larson to the Company Board of Directors, Lindsay Gillette, Peter Gillette and Clarence Wilcox resigned from the Board of Directors of the Company.

                  At the present time, the Purchaser, together with its principal and majority shareholder, Ark, intend to retain ownership of the Common Shares subject to its continuing evaluation of the Company and those factors noted below. The Purchaser, together with its principal and majority shareholder, Ark, may conclude that its best interests are served by (a) proposing a merger or similar transaction between the Company and the Purchaser or an affiliate of the Purchaser, (b) acquiring additional shares of Company Common Stock through open market purchases or privately negotiated transactions or commencing a tender or exchange offer, (c) otherwise seeking to influence the management and policies of the Company to enhance the value of all of the shares of Common Stock, (d) selling or otherwise disposing of some or all of its shares of Common Stock in the open market or in private transactions, or (e) soliciting proxies from stockholders of the Company with the objective of electing additional nominees to the Company's Board of Directors.

                  Any decision to increase the holdings of the Purchaser in the Company will depend on numerous factors, including, without limitation, the price of the shares of Common Stock, the terms and conditions relating to their purchase and sale, regulatory conditions, the availability of any required financing and the prospects and profitability of the Company. At any time, the Purchaser, together with its principal and majority shareholder, Ark, may also determine to dispose of some or all of the Company's Common Shares depending on various similar considerations.

                  The Purchaser, together with its principal and majority shareholder, Ark, are currently engaged in discussions with the Board of Directors of the Company concerning all of these enumerated issues. Other than as described in this Schedule 13D, the Purchaser does not have any specific plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

                  (a) Pursuant to the Agreement, dated January 27, 1999, between Lindsay Gillette, Mantilla, Ltd. and Southerntech, Inc. (collectively, the "Sellers") and the Purchaser, the 490,000 Company Common Shares shall be issued in the name of the Purchaser, Public Access Lighting, L.L.C. Ark Direct Capital Fund, L.P., a limited partnership formed under the laws of the State of Delaware ("Ark") is the principal and majority shareholder of the Purchaser. Accordingly, the Purchaser and Ark beneficially own 490,000 Company Common Shares or approximately 18.8% of the outstanding shares of Common Stock of the Company.

                  (b) The Purchaser and Ark have the sole power, acting together, to vote or to direct the vote of, and to dispose or to direct the disposition of, the 490,000 Company Common Shares.

             (c) During the past 60 days, the Purchaser has not effectuated any transactions in the Common Stock of the Company.

             (d) Not applicable.

             (e) Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

             The Purchaser does not have any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, nor are any of the Company Common Shares owned by Purchaser subject to any contingency the occurrence of which would give another person voting power or investment power over such securities, except, however, the Purchaser shares the beneficial ownership and dispositive power over the subject Company Common Shares with its principal and majority shareholder, Ark Direct Capital Fund, L.P.

Item 7.      Materials to be Filed as Exhibits

             The following documents are filed as exhibits hereto:

             (a) Agreement, dated January 27, 1999, by and between Lindsay Gillette, Mantilla, Ltd. and Southerntech, Inc., as Sellers, and Public Access Lighting, L.L.C., as Purchaser.

                                                                       Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                       Dated:  February 8, 1999

                         Signature: s/Maureen Mulholland

                       Name/Title: Maureen Mulholland, Chief Financial Officer


form 13D.pal

                                    EXHIBIT A


                                    AGREEMENT

     THIS AGREEMENT is made and entered into this 27th day of January, 1999, by and among Lindsay Gillette, an individual, with an address c/o 88 Edward Street,
P. O. Box 51, Port of Spain, Trinidad, West Indies ("Gillette"), Mantilla, Ltd., a corporation organized under the laws of British Virgin Islands ("Mantilla"), Southerntech, Inc., a corporation organized under the laws of the Cayman Islands ("Southerntech": sometimes Gillette, Mantilla and Southerntech are hereinafter collectively referred to as the "Sellers") and Public Access Lighting, L.L.C., a limited liability company organized under the laws of the State of Illinois, having its principal offices located at 13603 South Halsted Street, Riverdale, Illinois 60627 (the "Purchaser").

                      B A C K G R O U N D :

     WHEREAS, Mantilla and Southerntech are corporations controlled by Gillette; and

     WHEREAS, Gillette, Mantilla and Southerntech own all of the following equity and debt interests in Computer Power Inc., a corporation organized under the laws of the State of New Jersey ("CPI"):

          1. 490,000 shares of the Common Stock of CPI held of record by Mantilla, Ltd. (the "Gillette Shares").

          2. CPI stock subscription warrant, dated April 13, 1998 to purchase up to 100,000 shares of the Common Stock of CPI (the "Gillette Warrant").

          3. CPI Note, dated June 28, 1996 in the principal amount of $415,000, payable to Southerntech, Inc. (the "1996 Note").

          4. CPI Note, dated February 14, 1997 in the principal amount of $250,000, payable to Southerntech, Inc. (the "1997 Note").

          5. CPI Note, dated June 28, 1996 in the principal amount of $150,000, payable to Southerntech, Inc. (the " 2nd 1996 Note").

          6. CPI stock subscription warrant for 150,000 shares dated June 28, 1996 issued to Southerntech, Inc. (the "A Warrant").

          7. CPI stock subscription warrant for 714,286 shares dated February 1, 1998 issued to Southerntech, Inc. (the "B Warrant").

          8. CPI stock subscription warrant for 37,828 shares dated April 13, 1998 issued to Southerntech, Inc. (the "C Warrant").

     The foregoing are sometimes hereinafter collectively referred to as the "Purchased Assets").

     WHEREAS, the Sellers desire to sell the Purchased Assets to the Purchaser and the Purchaser desires to buy the Purchased Assets from the Sellers; and

     WHEREAS, the parties desire to enter into this Agreement for the purpose of setting forth all of their respective promises, representations, warranties, covenants, agreements and conditions in connection with the contemplated transactions.

     NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants, agreements and conditions contained herein, the parties hereto, intending to be legally bound hereby, do hereby agree as follows:

                            ARTICLE I

                        PURCHASE AND SALE

     1.1 Purchase and Sale. Subject to the terms and conditions of this Agreement, on the Closing Date, Sellers shall sell, transfer, assign and deliver to Purchaser, free and clear of liens,claims, security interests and encumbrances of every kind, nature and description, and Purchaser shall purchase for the consideration herein, provided, from Sellers, the Purchased Assets.

     1.2 Purchase Price. The purchase price (the "Purchase Price") to be paid by Purchaser to Sellers for the Purchased Assets shall be a cash payment to the Sellers, by bank or certified check, representing immediately available funds, or wire transfer of funds in the amount of $190,5 00 U.S. to be delivered as directed by a written and fully executed instruction of Gillette.

     1.3 Additional Agreements. (a) In addition to the payment of the Purchase Price to the Sellers, the following shall have been accomplished prior to, or contemporaneous with, Closing Date:

          (a) A letter from Rosenthal & Rosenthal, Inc. shall be delivered to Gillette stating that the aggregate amount of $150,000 U.S., currently being held by Rosenthal & Rosenthal, Inc. as collateral for debt, together with accrued interest, shall be delivered to Gillette, no later than February 10, 1999 (the "Gillette Cash Collateral"): for purposes of closing the transactions contemplated in this Agreement, the Sellers shall accept, in lieu of the actual delivery of the Gillette Cash Collateral on the Closing Date the Purchaser's fully executed guaranty, in the form annexed hereto as Exhibit C; and

          (b) CPI agrees to continue to make payments in the amount of $10,000 per month, commencing February 1, 1999 to be applied against accounts payable due to Retrofit Trinidad Limited, a corporation organized under the laws of Trinidad and Tobago and controlled by Gillette ("Retrofit"), and which accounts payable balance iscurrently in the approximate amount of $106,935.67 U.S. The Purchaser shall deliver to Lindsay Gillette its guaranty, in the form annexed hereto as Exhibit C, the continuation of the $10,000 monthly payments to be made to Retrofit under this Section 1.3. In addition, CPI shall pay off this accounts payable balance due Retrofit within 60 days of any refinancing of CPI's assets or in the event of a sale of the "AstraLite" business assets; and

          (c) In the event of any sale of the "AstraLite" business assets, CPI shall require that the prospective purchaser buy any and all AstraLite component inventory located in Trinidad, exclusive of any outdated or unusable inventory, as a condition of any such sale; provided, however, in the event no such sale is made prior to July 27, 1999, CPI shall itself purchase such inventory at book value; and

          (d) Contemporaneously with the Closing CPI to convey to Lindsay Gillette for consideration of $1.00, all of CPI's twenty (20%) percent equity ownership interest in Retrofit, a company organized under the laws of Trinidad and Tobago.

     1.4 Sellers' Best Efforts Actions. In addition to its agreement to sell the Purchased Assets to the Purchaser in exchange for the receipt of the Purchase Price, Sellers, or as may be more specifically identified below, hereby agree to utilize their respective good faith, best efforts to accomplish the following for the benefit of the Purchaser on or before the Closing Date:

          (a) Lindsay Gillette shall utilize his best efforts to cause Pelinja Holdings Limited to deliver its release and indemnification of Readymix (West Indies) Ltd. from and against any and all claims, obligations, duties and liabilities of any nature whatsoever, limited to any and all monies alleged to be due and owing from Readymix (West Indies) Ltd. to Pelinja Holdings Limited arising out of and in connection with a certain "HEADS OF AGREEMENT BETWEEN PELINJA HOLDINGS LIMITED & READYMIX (WEST INDIES) LIMITED DATED TWELTH SEPTEMBER 1996", a copy of which is annexed hereto as Exhibit A (the "Pelinja Release"); and

          (b) Lindsay Gillette shall utilize his best efforts to cause Mr. Hiro Hiranandani to sell to Purchaser all of Mr. Hiranandani's debt and equity interests in CPI (the "Hiranandani Sale").

                                   ARTICLE II

                                     CLOSING

     2.1 Closing. Subject to the satisfaction of all the terms and conditions contained in this Agreement, on or before January 27, 1999, (a) the Sellers shall convey to Purchaser title to and possession of the Purchased Assets, including the original stock certificates representing the Gillette Shares, together with fully executed stock powers, with medallion guarantee signatures, endorsing the Gillette Shares for transfer to Purchaser; an assignment and bill of sale, in substantially the form annexed hereto as Exhibit B, all of Sellers' right, title and interest in and under the Gillette Warrant, the 1996 Note, the 1997 Note, the 2nd 1996 Note, the A Warrant, the B Warrant and the C Warrant to the Purchaser; (b) the Purchaser shall deliver the Purchase Price to the Sellers, and (c) all of the "Conditions of Closing" identified below, shall have been satisfied by the parties. The last date upon which the deliveries, payments and conditions described in this Section 2.1 and elsewhere in this Agreement are to be made or satisfied shall be deemed the "Closing Date" for all purposes under this Agreement. The foregoing, notwithstanding, and as time is of the essence, if stock certificates or other instruments can not be readily located, Sellers shall prepare a lost certificate affidavit and instruct counsel to take such steps as necessary, post-closing, to have replacement certificates issued to Purchaser.

     2.2 Release of All Claims to and Under the Purchased Assets. Upon the conveyance by the Sellers of all Sellers' right, title and interest in, to and under the Purchased Assets to the Purchaser on the Closing Date, Sellers hereby acknowledge and agree that they shall have relinquished and released, in favor of the Purchaser, any and all claims or rights that may have accrued under the 1996 Note, the 1997 Note and the 2nd 1996 Note, including without limitation any interest that may have accrued under such notes, forever.

     The Closing shall take place on the Closing Date at the offices of Computer Power Inc. in High Bridge, New Jersey.

                                   ARTICLE III

                    REPRESENTATIONS AND WARRANTIES OF SELLERS

     As an inducement to Purchaser to enter into this Agreement and to consummate the transactions contemplated hereby, Sellers hereby, jointly and severally, represent and warrant to Purchaser as follows:

     3.1 Title to Purchased Assets. Gillette, Mantilla and Southerntech, have good and marketable title to their respective ownership interests in the Purchased Assets being sold hereunder, free and clear of any and all liens, encumbrances, restrictions, options, adverse claims and other defects in title. The Purchased Assets being sold hereunder represent all of the Sellers' collective and respective equity and debt interests in Computer Power Inc. and Sellers do not own nor have any other rights to acquire any other equity or debt interest in Computer Power Inc., which representation and warranty is true as of the date hereof and shall be true as of the Closing Date.

     3.2 Authority. The Sellers have all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement constitutes the valid and binding obligation of Sellers, enforceable in accordance with its terms, except as may be limited by bankruptcy, insolvency or other laws affecting creditors' rights generally and limitations on equitable remedies generally, or as may be modified by a court of equity in an action for specific performance. The execution, delivery and performance by Sellers of this Agreement, will not violate or result in default under any provision of any agreement to which Lindsay Gillette, Mantilla, Ltd. or Southerntech, Inc. is a party, nor to their respective best knowledge, to any material agreement, commitment, indenture, license or other obligation to which Computer Power Inc. is a party and will not, to the best knowledge and belief of Sellers, contravene any material law, rule or regulation of any administrative agency or governmental body or any order, write, injunction or decree of any court, administrative agency or governmental agency applicable to Sellers or Computer Power Inc. To the best knowledge of Sellers, no material consents or approvals are required as a condition to the validity of this Agreement and the consummation by Sellers of the transaction contemplated hereby.

     3.3 No Default. Neither the execution and delivery of this Agreement by Sellers or any agreement required hereby nor the performance by Sellers of such agreements in compliance with their terms will (i) to the best knowledge of Sellers, conflict with or result in a breach of or constitute or result in a material default under any agreement, contract or commitment to which Sellers are a party; or (ii) result in the creation or imposition of (or the obligation to create or impose) any lien, charge or encumbrance upon any of the Purchased Assets owned by Sellers, pursuant to the terms of any indenture, mortgage, deed of trust, lease, agreement or other instrument to which Sellers are a party or by which Sellers may be bound. To the best knowledge of Sellers, the consummation of this Agreement shall not result in any default by Sellers which will give any Person the right to accelerate any obligations under any agreement, contract, indenture or other instrument relating to the borrowing of money or to other indebtedness by which Sellers are bound.

     3.4 No Brokers. The Sellers are not obligated for the payment of fees or expenses of any broker or finder in connection with this Agreement or any transaction contemplated hereby, except to Al Roth. The Sellers hereby agrees to indemnify the Purchaser from and against any liability which may arise under this Section 3.4 in connection with any claims by any named or unnamed brokers.

     3.5 Litigation. There is no litigation, suit, proceeding, action, claim or investigation, at law or in equity, pending or threatened against or affecting the Sellers' ownership interests in the Purchased Assets. The Sellers are not aware of any facts that might result in any such litigation, suit, proceeding, action, claim or investigation which relates to the transactions contemplated hereby.

     3.6 Maintenance of Status Quo. Neither Lindsay Gillette, Mantilla, Southerntech or their respective affiliates shall purchase any equity or debt of Computer Power Inc. in the public markets nor from any other current shareholder or creditor of Computer Power Inc. prior to on the Closing Date.

                                   ARTICLE IV

                   REPRESENTATIONS AND WARRANTIES OF PURCHASER

     As an inducement to Sellers to enter into this Agreement and to consummate the transactions contemplated hereby, Purchaser hereby represents and warrants to Sellers as follows:

     4.1 Organization and Good Standing. Purchaser is a limited liability company duly organized and validly existing and in good standing under the laws of the State of Illinois and has full corporate power and authority to carry on its business, to own and operate its properties and assets, to conduct the business in which it is now engaged and to consummate the transactions contemplated hereby.

     4.2 Authority. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by Purchaser and no further corporate action of any nature will be required pursuant to the organizational documents of Purchaser. This Agreement constitutes the valid and binding obligation of Purchaser, enforceable in accordance with its terms, except as may be limited by bankruptcy, insolvency or other laws affecting creditors' rights generally and limitations on equitable remedies generally, or as may be modified by a court of equity in an action for specific performance. The execution, delivery and performance by Purchaser of this Agreement will not violate or result in default under any provision of the charter or organizational documents of Purchaser, nor to the best knowledge of Purchaser, any material commitment, indenture, license or other obligation to which Purchaser is a party and will not contravene any law, rule or regulation of any administrative agency or governmental body or any order, writ, injunction or decree of any court, administrative agency or governmental agency applicable to Purchaser. No consents or approvals are required as a condition to the validity of this Agreement and the consummation by Purchaser of the transactions contemplated hereby.

     4.3 No Default. Neither the execution and delivery of this Agreement by Purchaser or any agreement required hereby nor the performance by Purchaser of such agreements in compliance with their terms will conflict with or result in a breach of or constitute or result in a default under any agreement, contract or commitment to which Purchaser is a party.

     4.4 Securities Representations. Purchaser is purchasing the Gillette Shares for investment and not with any intention of making a distribution or resale of such shares in whole or by fractionalization. Purchaser has no contract, understanding, agreement or arrangement with any person or entity to sell, transfer or pledge such shares. Purchaser is aware that such shares are being sold by Sellers in reliance upon exemptions from registration requirements of The Securities Act of 1933, as amended (the "1933 Act"), and applicable exemptions from registration under state securities laws.

     4.5 Equal Treatment of CPI Insider Debt. Purchaser shall treat any debt of Computer Power Inc. it acquires from either Trinidad Cement Limited, Readymix (West Indies) Ltd. or Mr. Hiro Hiranandani in the same manner as it shall treat the debt represented by the 1996 Note, the 1997 Note and the 2nd 1996 Note more fully identified above.

                                    ARTICLE V

                       CONDITIONS TO CLOSING; THE CLOSING

     5.1 Conditions to Closing. The respective obligations of each party to effect the transactions contemplated hereby shall be subject to the fulfillment at or prior to the Closing Date of the following conditions:

          (a) None of Lindsay Gillette, Mantilla, Southerntech nor the Purchaser shall be subject to any order, decree or injunction of a court of competent jurisdiction which prohibits any of the transactions contemplated by this Agreement; and

          (b) Conditions to the Obligations of Lindsay Gillette, Mantilla and Southerntech to Effect the Transactions Contemplated Hereby. The obligations of Lindsay Gillette, Mantilla and Southerntech to effect the transactions contemplated hereby shall be further subject to the fulfillment at or prior to the Closing Date of the following conditions, which can be waived by Lindsay
Gillette:

               (i) Public Access Lighting, L.L.C. shall have performed and complied with in all material respects the agreements contained in this Agreement required to be performed and complied with by it at or prior to the Closing Date and PAL's representations and warranties set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made at and as of the Closing Date;

               (ii) Lindsay Gillette shall have received Purchaser's guaranty, in the form annexed hereto as Exhibit C, guaranteeing the payment to Lindsay Gillette, on or before February 10, 1999, of payments in the aggregate amount of $150,000 U.S. currently being held by Rosenthal & Rosenthal, P.C.

of New York, New York, as additional collateral for outstanding loans made to Computer Power Inc.;

               (iii) Lindsay Gillette shall have received all of Computer Power Inc.'s right, title and interest currently owned in Retrofit, a company organized under the laws of Trinidad and Tobago;

               (iv) Lindsay Gillette shall have received Purchaser's guaranty, in the form annexed hereto as Exhibit C, of certain $10,000 monthly payments to be made by Computer Power Inc. to Retrofit and representing the payment of accounts payable;

               (v) The Sellers shall have received the Purchase Price in accordance with Section 2.1.

          (c) Conditions to the Obligations of Public Access Lighting, L.L.C. to Effect the Transactions Contemplated Hereby. The obligations of Public Access Lighting, L.L.C. to effect the transactions contemplated hereby shall be further subject to the fulfillment at or prior to the Closing Date of the following conditions, which can be waived by the Purchaser:

               (i)Lindsay Gillette, Mantilla and Southerntech shall have performed and complied with in all material respects the agreements contained in this Agreement required to be performed and complied with by them at or prior to the Closing Date and their respective representations and warranties set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made at and as of the Closing Date;

               (ii) The Purchaser shall have received the certificate(s) representing 490,000 shares of the Common Stock of Computer Power Inc., currently held of record by Mantilla, Ltd., with accompanying fully executed stock powers in accordance with Section 2.1 or suitable affidavits of lost certificates;

               (iii) The Purchaser shall have received the Assignment and Bill of Sale, the form of which is annexed hereto as Exhibit B, fully executed by Lindsay Gillette and Southerntech in accordance with Section 2.1;

               (iv) The Purchaser shall have received the Pelinja Release identified in Section 1.4 (a) and in accordance with Section 2.1;

               (v) The Purchaser shall have consummated a certain transaction with Mr. Hiro Hiranandani, referred to in Section 1.4 (b) above, pursuant to the general terms of which Purchaser shall have purchased all of the equity and debt interests of Computer Power Inc. currently owned of record by Mr.
Hiranandani;

               (vi) The Board of Directors of Computer Power Inc., consisting solely of Messrs. Lindsay Gillette, Peter Gillette, Clarence Wilcox, Roger Love and John Perry, shall have unanimously appointed Susan M. Larson, Purchaser's representative, to the Board of Directors of Computer Power Inc. and, immediately thereafter, the Purchaser shall have received original copies of letters of resignation from the Board of Directors of Computer Power Inc. from Messrs. Lindsay Gillette, Peter Gillette and Clarence Wilcox,effective as of the date of delivery, all of which actions shallresult in the CPI Board of Directors being comprised of three (3)members, to wit, John Perry, Roger Love and Susan M. Larson.

                                   ARTICLE VI

                  SURVIVAL OF REPRESENTATIONS; INDEMNIFICATION

     6.1 Survival of Representations. All representations and warranties made by any party in this Agreement shall survive the Closing Date and continue for a period of 18 months. All claims made by virtue of the representations, warranties and agreements made by any party in this Agreement shall be made under, and subject to the limitations set forth in, this Article VI.

     6.2 Lindsay Gillette's Agreement to Indemnify. Subject to the conditions and provisions set forth herein, Lindsay Gillette hereby agrees to indemnify, defend and hold harmless the Purchaser from and against all demands, claims, actions, losses, damages, liabilities, costs and expenses, including without limitation, reasonable attorneys' fees, asserted against or incurred by the Purchaser resulting from a breach of any representation, warranty, or agreement of Lindsay Gillette,

Mantilla or Southerntech contained in this Agreement.

     6.3 Purchaser's Agreement to Indemnify. Subject to the conditions and provisions set forth herein, the Purchaser hereby agrees to indemnify, defend and hold harmless Lindsay Gillette, Mantilla and Southerntech, as the case may be, from and against all demands, claims, actions, losses, damages, liabilities, costs and expenses, including without limitation, reasonable attorneys' fees,asserted against or incurred by Lindsay Gillette resulting from a breach of any representation, warranty, or agreement of the Purchaser contained in this Agreement.

     6.4 Conditions of Indemnification. The obligations and liabilities of either party under this Article VI with respect to claims resulting from the assertion of liability by third parties shall be subject to the following terms and conditions:

          (a) a party claiming indemnification hereunder shall give prompt notice to the other party of any asserted claim against or incurred and shall undertake the defense thereof by counsel then representing the party, or by additional and substitute counsel with the approval of the other party, which approval shall not be unreasonably withheld;

          (b) in the event that a party, within a reasonable time after notice of any third party claim, fails to defend, the party against whom any claim is made or incurred shall (upon further notice to the other party) have the right to undertake the defense, compromise or settlement of such third party claim for the account of the other party, subject to that party's right to assume the defense of such third party claim at any time prior to settlement, compromise or final determination thereof.

                                   ARTICLE VII

                                  MISCELLANEOUS

     7.1 None of the parties to this Agreement may make an assignment of this Agreement or any interest herein without the prior written consent of the other parties hereto.

     7.2 Governing Law. This Agreement and all of the agreements,documents and instruments executed in connection with the transactions contemplated hereby, (all of said agreements, documents and instruments are collectively referred to herein as the "Purchase Documents") shall be governed by and construed in accordance with the laws of the State of New Jersey. Each of the undersigned further agrees that any action or proceeding brought or initiated in respect of this Agreement or the Purchase Documents or the transactions contemplated hereby or thereby shall be brought or initiated in the Superior Court of the State of New Jersey,Hunterdon County, and each of the undersigned consents and agrees to the exercise of personal jurisdiction and the subject matter of any such action or proceeding and the placement of venue in any of such courts in any such action or proceeding, and further consents and agrees that service of process may be effected in any such action or proceeding in the manner provided in New Jersey Statutes, as amended, or in such other manner as may be permitted by law, and each of the undersigned further agrees that no such action shall be brought against any party hereunder except in one of the courts named above and waives any and all rights to object to venue and lack of jurisdiction to the extent consistent with this Section. If either party is found to be in breach of this Agreement by any of the above-mentioned courts of law, then the breaching party shall pay the reasonable legal fees actually incurred by the non- breaching party.

     7.3 Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally or by telecopy, or if mailed, by United States certified or registered mail, prepaid, and three business days shall have elapsed after the same shall have been mailed to the parties or their assignees at the following addresses (or at such other addresses as shall be given in writing by the parties to one another as provided herein):

     To Sellers:        LINDSAY GILLETTE
                        c/o 88 Edward Street
                        P. O. Box 51
                      Port of Spain, Trinidad, West Indies

    With a copy to:      James P. Jalil, Esq.
                         Shustak, Jalil & Heller
                         545 Madison Avenue
                         New York, New York 10022

     To Purchaser:       PUBLIC ACCESS LIGHTING, L.L.C.
                           13603 South Halsted Street
                            Riverdale, Illinois 60627
                         Attention:  Susan M. Larson, President

     With a copy to:     JOSEPH J. TOMASEK, ESQ.
                         77 North Bridge Street
                          Somerville, New Jersey 08876

     7.4 Remedies Not Exclusive; Specific Performance. No remedy conferred by any of the specific provisions of this Agreement is intended to be exclusive of any other remedy. The election of any one remedy by a party hereto shall not constitute a waiver of the right to pursue other available remedies. Irreparable damage would probably occur if any provision of this Agreement were not performed in accordance with the terms hereof, and the parties acknowledge and agree that the aggrieved party shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

     7.5   Counterparts.   This  Agreement  may  be  executed  in  two  or  more
counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same agreement.

     7.6 Entire Agreement. This Agreement, the exhibits and schedules hereto and other documents delivered pursuant hereto or incorporated by reference herein, contain the entire agreement between the parties hereto concerning the transactions contemplated hereby and supersede all prior agreements or understandings, written or oral, between the parties hereto relating to the subject matter hereof. No oral representation, agreement or understanding made by any party hereto shall be valid or binding upon such party or any other party hereto.

     7.7 Severability. The parties intend for this Agreement to be severable. It is mutually agreed that in the event any paragraph, subparagraph, section, subsection, sentence, clause or phrase hereof shall be construed as illegal, invalid or unenforceable, for any reason, such determination shall in no manner affect the other paragraphs, subparagraphs, section, subsections, sentences, clauses or phrases hereof which shall remain in full force and effect, as if the said paragraph, subparagraph, section, subsection, sentence, clause or phrase so construed as illegal, invalid or unenforceable were not originally a part hereof, and the enforceability hereof as a whole will not be affected. The parties hereby declare that they would have agreed to the remaining parts hereof if they had known that such parts hereof would be construed as illegal, invalid or unenforceable.

     7.8 Amendment; Waiver. This Agreement may be amended only by a written instrument duly executed by all parties hereto. To the extent permitted by law, any condition to a party's obligations hereunder may be waived in writing by the other parties.

     7.9 Parties in Interest; Further Assurances. This Agreement shall be binding upon, inure to the benefit of and be enforceable by Purchaser and Sellers and their respective successors and heirs, as the case may be. Each party hereto agrees to take any and all action and execute and and all documents and instruments reasonably requested by another party hereto to effectuate the transactions contemplated by this Agreement.

     7.10 Closing: Time of the Essence. This Agreement is scheduled to close, with all obligations on the respective parts of the Purchaser and the Sellers, and all of the Conditions to Closing and the Deliveries by Sellers and Purchaser set forth in Article V to have been consummated and completed on the Closing Date, January 27, 1999, TIME BEING OF THE ESSENCE with respect to all of the transactions contemplated in this Agreement.

     For purposes of facilitating the consummation of the transactions described herein, any and all deliveries of documents or payments required to be made by Purchaser hereunder shall be deemed made or received by Sellers for all purposes under this Agreement if delivered or paid to Seller's counsel.

     7.11 Confidentiality of Agreement.

          (a) All information disclosed hereto or hereafter by Purchaser or the Sellers to the other in connection with this Agreement shall be kept confidential by such other, and shall not be used otherwise than by such other in connection with this Agreement, except: (i) to the extent it was known when received or as it is or hereafter becomes lawfully obtainable from other sources, (ii) to the extent such duty as to confidentiality and non-use is waived, (iii) as may be required by court order or any governmental agency, including any and all disclosures required under the 1933 Act or the Securities Exchange Act of 1934, as amended, in which case each party shall be responsible for their own respective filings under applicable securities laws (iv) for the sole and exclusive purpose of receiving legal or tax advice with respect to the foregoing, or (v) to the extent reasonably necessary by Purchaser or Sellers to carry out and perform and satisfy the terms and conditions of the Agreement.

     7.12 Survival of Representations and Warranties. The representations and warranties and covenants and agreements made herein and in the documents and instruments executed and delivered pursuant to the transactions contemplated hereby shall survive the Closing Date for a period of eighteen (18) months.

     7.13 Captions and Section Headings. Captions and section headings used herein are for convenience only and are not a part of this Agreement and shall not be used in construing it.

     7.14 Exhibit/Schedule Disclosures. A disclosure made in this Agreement or in any Exhibit or Schedule attached hereto or in any other document or instrument executed and delivered pursuant to the transactions contemplated hereby shall constitute a disclosure for all purposes of this Agreement and said Exhibits, Schedules, documents and instruments.

     IN WITNESS WHEREOF, Lindsay Gillette, Mantilla, Ltd.,
Southerntech, Inc. and Public Access Lighting, L.L.C. have signed or caused this Agreement to be signed by their respective duly authorized officers as of the date first above written.

                                    SELLERS:

                               s/Lindsay Gillette
                                Lindsay Gillette

                                 MANTILLA, LTD.

                                 By: s/Lindsay Gillette
                                   Lindsay Gillette, President

                               SOUTHERNTECH, INC.

                             By: s/Lindsay Gillette
                                    Lindsay Gillette, President

                                PURCHASER:

                                PUBLIC ACCESS LIGHTING, L.L.C.

                                  By: s/Susan M. Larson
                                         Susan M. Larson
                                         President


As to Sections 1(b), 1(c), 1(d) only Computer Power, Inc.


By: s/John Perry
    John Perry, President




computer.mim

                                    EXHIBIT A
                                     COPY OF

               HEADS OF AGREEMENT BETWEEN PELINJA HOLDINGS LIMITED
                        & READYMIX (WEST INDIES) LIMITED
                           DATED TWELTH SEPTEMBER 1996


         1.       Contemporary Homes Limited & Queen's Park Lease

         1.1      Readymix   (West   Indies)  Ltd  (RM)  has  made  advances  to
                  Contemporary Homes Ltd (CH) totaling TT$2,345,547, which total amount is agreed as being correct by Pelinja Holdings
                  Ltd (PH).

         1.2 RM has broken its lease from PH of 25 Queen's Park West, and it has been agreed with PH, that RM will pay PH the sum of TT$100,000 in full and final settlement of all and any amounts due under the lease and by way of termination of the said lease.

         1.3 Within five working days hereof PH will pay to RM the sum of TT$2,345,547 referred to in 1.1 above less the sum of TT$100,000 referred to in 1.2 above. This payment will be made on the basis that PH will be taking over all rights vis-a-vis CH formerly held by RM, and RM will so inform CH.

         2.       Computer Power Inc

         2.1      RM is the owner of  510,000  shares  in  Computer  Power  Inc.
                  (CPI), and has made loans and/or advances to CPI of US$700,000 by way of a Subordinated Note and US$300,000 by way of a Convertible Debenture.

         2.2 PH has advanced to RM the sum of US$90,531.90 without interest to assist RM in making the investments in CPI set out in 2.1 above. It is agreed that interest will begin to accrue with effect from the date on which PH shall have made the payment to RM referred to in 1.3 above, at the rate of US Prime + 2.5% per annum.

         2.3 PH acknowledges that RM has the right to sell all or part of its shares in CPI at any time, and similarly that RM has the right to make its own arrangements for the repayment and/or takeover by a third party in whole or in part of its loans and/or advances to CPI set out in 2.1 above. However RM undertakes to keep PH informed as to its intentions and plans in this regard. Before so doing however RM undertakes to give five working days notice in writing to PH during which time PH shall have the right to exercise its option as set out in 2.4 below, on the express understanding however that PH must purchase all or all the remaining CPI shares owned by RM at that time.

         2.4 PH has the option to acquire all RM's holding of 510,000 shaes in CPI referred to in 2.1 above or such part thereof and has not been sold by RM in accordance with 2.1 above, at a price to be determined in accordance with a formula, details of which are set out in 2.5 below, at any time from the date hereof up to 31 March 1996 on the express condition however that PH will simultaneously or at any time beforehand arrange or have arranged for all the loans and/or advances detailed in
                  2.3 above, plus any interest accrued thereon, to be repaid to RM.

         2.5 The price at which PH shall have the option to purchase RM's holding of 510,000 shares in CPI will be TT$2,000,000 at any time before or up to 30 September 1996, increasing ratably over time to 31 March 1996 to TT$3,000,000; Should RM already have sold part of its holding of shares in CPI in accordance with 2.3 above, the amount payable by PH shall be ratably reduced accordingly.

         2.6 Whenever RM sells any of its shares in CPI, whether to PH or otherwise, RM shall repay to PH that portion of the amount due to PH set out in 2.2 above which is pro rata to the amount of CPI shares sold vis-a-vis Rm's original holding of 510,000 shares, together with any interest accrued thereon.

         2.7 RM, under the terms of the Convertible Debenture covering that part of its loans and/or advances to CPI totalling US$300,000, has the right to convert up to US$40,000 into shares in CPI at a rate of US$0.40 per share at any time up to 27 September, 1996. RM, if so requested in writing not later than five working days prior to that date by PH undertakes to exercise its right to convert such amount of its loan up to a maximum of US$40,000 as requested by PH, on behalf of PH, on the basis that PH will pay the same amount to RM in part repayment of its loans and/or advances covered by the Convertible Debenture in CPI. RM undertakes that having received such shares, it will immediately transfer same to PH, on the basis that no costs accrue to RM whether for transfer fees or otherwise. PH for its part acknowledges that should it not request RM to exercise the said conversion rights on its behalf, then RM shall have the right to exercise the said conversion rights on its own behalf.

         2.8 RM acknowledges that PH on 9 November 1995 paid RM the sum of US$62,000 on account of interest due to RM by CPI in respect of the loans and/or advances referred to in 2.1 above. RM further undertakes to request CPI to record that PH made the said payment to RM on CPI's behalf, and that CPI shall acknowledge to PH that CPI owes such sum to PH.

         2.9 In consideration of all the foregoing PH undertakes to use its best influence with CPI to get CPI to:

                  - bring up to date and thereafter keep up to date all the interest payments due to RM in accordance with the terms of the agreements covering RM's loans and/or advances to CPI;
                  - repay to RM all of RM's loans and/or advances to CPI together with any interest accrued thereon as quickly as possible, preferably not later than 31 December 1996;
                  - arrange for the appointment to the CPI board of directors of a representative of RM until such time as all RM's loans and/or advances to CPI have been repaid and RM shall have disposed of all its shares in CPI in accordance with 2.3 and/or 2.4 above, on the basis that CPI shall be responsible for the payment of the terms director's fees; and
                  - provide RM in Trinidad promptly by courier copies of all public filings with respect to CPI including accounting information.

Agreed to on behalf of:
Pelinja Holdings Limited
         s/Peter Gillette
by Peter Gillette, LDirector


Witness



Readymix(West Indies) Limited
         s/Richard O. Hobday
by Richard O. Hobday, LDirector

Witness


pelinja.pal

                                    EXHIBIT B

                           ASSIGNMENT AND BILL OF SALE



                           ASSIGNMENT AND BILL OF SALE



         KNOW ALL MEN BY THESE PRESENTS that we, Lindsay Gillette, of Port-of-Spain, Trinidad, West Indies, Mantilla Ltd., a corporation organized under the laws of the British Virgin Islands and Southerntech, Inc., a corporation organized under the laws of the Grand Cayman Islands, in consideration of the sum of $190,500 to us in hand paid by Public Access Lighting, L.L.C. of Riverdale, Illinois, the receipt whereof is hereby acknowledged, (A) have granted, bargained, sold, conveyed, transferred, and delivered and by these presents do bargain, sell, grant, convey, transfer, and deliver, and; (B) where required pursuant to any applicable term or provision set forth in the following personal property, do hereby assign all of our respective right, title and interest, unto Public Access Lighting, L.L.C., the following personal property:

                  1. 490,000 shares of the Common Stock of CPI held of record by Mantilla Ltd.

          2. CPI stock subscription warrant, dated April 13, 1998 to purchase up to 100,000 shares of the Common Stock of CPI.

          3. CPI Note, dated June 28, 1996 in the principal amount of $415,000, payable to Southerntech, Inc.

          4. CPI Note, dated February 14, 1997 in the principal amount of $250,000, payable to Southerntech, Inc.

          5. CPI Note, dated June 28, 1996 in the principal amount of $150,000, payable to Southerntech, Inc.

          6. CPI stock subscription warrant for 150,000 shares dated June 28, 1996 issued to Southerntech, Inc.

          7. CPI stock subscription warrant for 714,286 shares dated February 1, 1998 issued to Southerntech, Inc.

          8. CPI stock subscription warrant for 37,828 shares dated April 13, 1998 issued to Southerntech, Inc. and the foregoing instruments are hereinafter collectively referred to as the "Purchased Assets",

         To have and to hold the same unto Public Access Lighting, L.L.C., its successors and assigns forever;

         And I we do for ourselves, our respective executors, administrators, successors and assigns covenant and agree with Public Access Lighting, L.L.C. to warrant and defend title to the Purchased Assets hereby sold unto Public Access Lighting, L.L.C., its successors and assigns against all and every person and persons whomsoever.

         And we do for ourselves, our respective executors, administrators, successors and assigns warrant and represent to Public Access Lighting, L.L.C. that the title conveyed is good, its transfer is rightful; and the Purchased Assets are, have been, or shall be delivered from any security interest or other lien or encumbrance.

         In witness whereof we have hereunto set our hands and seals this January 27, 1999.

                               s/Lindsay Gillette
                                 Lindsay Gillette, Individually

                                 MANTILLA, LTD.

                                   By: s/Lindsay Gillette
                                       Lindsay Gillette,
                                   Title: President

                               SOUTHERNTECH, INC.

                                   By: s/Lindsay Gillette
                                         Lindsay Gillette,
                                   Title: President



























bill-sal.pal

                                    EXHIBIT C

                               SPECIAL GUARANTY OF
                         PUBLIC ACCESS LIGHTING, L.L.C.



     THIS SPECIAL GUARANTY, given by Public Access Lighting, L.L.C., a limited liability company formed under the laws of the State of Illinois (the "Guarantor") to Lindsay Gillette, of Trinidad, West Indies ("Gillette").

                              B A C K G R O U N D:

     WHEREAS, Lindsay Gillette and certain of his affiliates have entered into a certain agreement with Public Access Lighting, L.L.C., dated January , 1997, pursuant to the principal terms of which Gillette and his affiliates will sell their equity and debt interests in Computer Power Inc., a New Jersey corporation ("CPI") to the Guarantor (the "Primary Agreement"); and

     WHEREAS, pursuant to certain terms of the Primary Agreement, the Guarantor has committed to utilize its best efforts to cause CPI to make certain payments to Lindsay Gillette and/or Retrofit Trinidad Limited, a company organized under the laws of Trinidad and Tobago ("Retrofit"); and

     WHEREAS, the Guarantor desires to guarantee the payment of the CPI payments due to Lindsay Gillette and/or Retrofit as a further inducement to Lindsay Gillette to execute, deliver and close on the transactions described in the Primary Agreement.

     The Guarantor hereby undertakes the following on behalf of and for the benefit of Lindsay Gillette and/or Retrofit:

          1. Obligation. In consideration of Lindsay Gillette and his affiliates executing, delivering and consummating the transactions set forth in the Primary Agreement, the Guarantor hereby unconditionally guarantees to Lindsay Gillette, his heirs and assigns, the payment of the following obligations of Computer Power Inc.:

               A. The payment of $150,000 on or before February 10, 1999, representing the aggregate cash collateral amount currently being held by Rosenthal & Rosenthal, P.C. of New York, New York as partial security for an outstanding accounts receivable loan of Computer Power Inc.; and

               B. The scheduled monthly payments by CPI to Retrofit in the amount of $10,000, beginning on February 1, 1999, and continuing for each consecutive month thereafter until the outstanding balance of accounts payable due as of January 31, 1999 (currently estimated to be approximately $106,935.67 U.S.) is paid in full.

          2. Waiver. The undersigned hereby waives demand for payment, notice of default or nonpayment, protest, and notice of protest as to any of the above enumerated payment obligations of Computer Power Inc.

          3. Term. This Special Guaranty shall continue until the receipt by Lindsay Gillette or his agents of the payments due from Computer Power Inc. and identified in Section 1.A and 1.B above are fully paid.

          4. Binding Effect. This Special Guaranty shall be binding upon Public Access Lighting, L.L.C., its successors and assigns and shall inure to the benefit of Lindsay Gillette, his successors, heirs and assigns.

          5. Governing Law. This Special Guaranty shall be governed by and construed in accordance with the laws of the State of New Jersey.

     IN WITNESS WHEREOF, Public Access Lighting, L.L.C. has executed this Special Guaranty on January 27, 1999.

                                   PUBLIC ACCESS LIGHTING, L.L.C.

                                   By: s/Susan M. Larson
                                      Susan M. Larson, President

                             CERTIFICATE OF MISSING
                          INSTRUMENT OR INDEMNIFICATION


     I, LINDSAY GILLETTE, President of SOUTHERNTECH, INC., a Cayman Islands corporation ("Southerntech"), states:

     That Southerntech, was the legal and beneficial owner and holder of record of $415,000 Note of Computer Power, inc. ("CPI") dated June 28, 1996, $250,000 Note of CPI dated February 14, 1997,$150,000 Note of CPI dated June 28, 1996, CPI Stock Subscription Warrant for 150,000 shares of CPI dated June 28, 1996,
CPI Stock Subscription Warrant for 714,286 shares of CPI dated February 1,1998 and CPI Stock Subscription Warrant for 37,828 shares of CPI dated April 13, 1998 (the "Instruments").

     That the Instruments have been lost, misplaced or destroyed and after a diligent search cannot be located by Southerntech.

     That the said Instruments were not endorsed by Southerntech to any third person, nor were the rights of Southerntech in whole or in part, as the owner and holder of such Instruments assigned, transferred, hypothecated, pledged or otherwise disposed of by the Southerntech prior to its surrender thereof as hereinabove described.

     That Southerntech shall continue to search for the Instruments and shall promptly deliver such Instruments upon discovery thereof.

     The undersigned hereby agrees to indemnify and hold harmless Public Access Lighting LLC from and against any claims or liabilities arising out of or in connection with any claims made by any third parties claiming an ownership interest in the Instruments. This Certificate shall be governed under and construed in accordance with the laws of the State of New Jersey.

                                   SOUTHERNTECH, INC.

Dated: Jauary 27, 1999                By: s/Lindsay Gillette
                                          ------------------
                                      Name:  Lindsay Gillette
                                      Title: President

                             CERTIFICATE OF MISSING
                          INSTRUMENT OR INDEMNIFICATION


     I, LINDSAY GILLETTE ("Gillette") states:

     That Gillette, was the legal and beneficial owner and holder of a Stock Subscription Warrant dated April 13, 1998 to purchase up to 100,000 shares of the Common Stock of Computer Power, Inc. (the "Warrant").

     That the Warrant has been lost, misplaced or destroyed and after a diligent search cannot be located by Gillette.

     That the said Warrant was not exercised or endorsed by Gillette to any third person, nor were the rights of Gillette in whole or in part, as the owner and holder of such Warrant and the shares represented thereby, assigned, transferred, hypothecated, pledged or otherwise disposed of by Gillette.

     That Gillette shall continue to search for the Warrant and shall promptly deliver such Warrant upon discovery thereof.

     The undersigned hereby agrees to indemnify and hold harmless Public Access Lighting LLC from and against any claims or liabilities arising out of or in connection with any claims made by any third parties claiming an ownership interest in the Warrant. This Certificate shall be governed under and construed in accordance with the laws of the State of New Jersey.





 Dated: January 27, 1999                s/Lindsay Gillette
                                         Lindsay Gillette

                                     RELEASE


     Reference is made to that certain Heads of Agreement (the "Heads of Agreement") between Pelinja Holdings Limited ("Pelinja") and Ready Mix (West Indies) Limited ("RMC") dated September 12, 1996.

     Pelinja hereby releases RMC from all of the obligations set forth in the Heads of the Agreement.

                                   PELINJA HOLDINGS LIMITED



Dated: January 27, 1999           By: s/Peter Gillette
                                      ----------------
                                    Peter Gillette, Director

                                   RESIGNATION



     The undersigned Lindsay Gillette, Peter Gillette and Clarence Wilcox hereby resign as directors and, to the extent they are,officers of Computer Power, Inc. effective immediately.



                                    s/Lindsay Gillette
                                     Lindsay Gillette



                                     s/Peter Gillette
                                      Peter Gillette



                                     s/Clarence Wilcox
                                      Clarence Wilcox



Dated:  January 27, 1999

                          UNANIMOUS CONSENT OF DIRECTOR



     The undersigned being all the directors of Computer Power, Inc., adopt the following resolutions by unanimous consent, dated January 27, 1999.

     1. RESOLVED, that Susan M. Larsen by and hereby is appointed a director of Computer Power, Inc. to fill a vacancy.

     2. RESOLVED, that the proper officers and employees of Computer Power, Inc. be and each hereby is, authorized, directed and empowered to execute and deliver the Agreements by and between Public Access Lighting, LLC and Mantilla, Ltd., Southerntech Ltd and Lindsay Gillette.



                                   s/Lindsay Gillette
                                   Lindsay   Gillette   (recused   as  to
                                  Resolution 2)


                                   s/Peter Gillette
                                   Peter Gillette (recused as to Resolution 2)

                                    s/Clarence Wilcox
                                   Clarence   Wilcox   (recused   as   to
                                  Resolution 2)

                                         s/Roger Love
                                          Roger Love

                                         s/John Perry
                                          John Perry
Dated:  January 27, 1999


computer.mim